Exhibit 99.1

NEWS RELEASE
Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES PLAN TO REDUCE OUTSTANDING DEBT BY $530MM THROUGH RETIREMENT OF $127MM OF CONVERTIBLE DEBENTURES AND THE PREPAYMENT OF US $300MM OF THE 6.35% SENIOR NOTES DUE JULY 26, 2017

(Calgary, February 21, 2017) – Pengrowth Energy Corporation is pleased to announce its plan to reduce its outstanding debt through the use of existing cash on hand. Following the closing of the four percent non-convertible gross overriding royalty on Lindbergh on January 6, 2017, the Company's cash position was approximately $530 million.

Pengrowth intends to use the cash on hand to retire the $127 million of convertible debentures, on maturity on March 31, 2017 and to use the remaining cash to pre-pay US $300 million principal amount outstanding of the US $400 million 6.35% senior notes maturing July 26, 2017 (the "6.35% Senior Notes"). The Company has given notice to holders of the 6.35% Senior Notes of its plan to prepay 75 percent of the notes plus accrued interest and make whole payments pursuant to the terms of the Note Purchase Agreements. The prepayment will be made on a pro-rata basis on March 30, 2017.

Following these payments, the Company expects its pro-forma debt to be reduced to approximately $1.1 billion and comprised entirely of senior term notes.

Pengrowth continues to seek out opportunities to further reduce its outstanding debt and improve its balance sheet, including through the disposition of assets. The Company intends to apply the proceeds from potential asset divestitures, if any, to the prepayment of the remaining outstanding balance of the 6.35% Senior Notes, as well as proceeding to prepay the remaining notes outstanding in order of maturity. The Corporation is also continuing with ongoing negotiations with its remaining noteholders and bank lenders in an effort to obtain covenant relaxation.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: pre-payment of US $300 million of the 6.35% Senior Notes; plans to retire outstanding convertible debentures at maturity; pro-forma debt; asset sales initiatives and using the proceeds from divestitures to prepay the remaining outstanding balance of the 6.35% Senior Notes, as well as prepay principal outstanding balances on remaining senior notes as well as ongoing negotiations with noteholders and bank lenders regarding covenant relaxation. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.